POINTS INTERNATIONAL LTD.

STOCK OPTION PLAN
March 2, 2016, as amended on November 13, 2019

1. PURPOSE

1.1 The purpose of this Points International Ltd. Stock Option Plan is to attract, retain and reward those employees, officers and other individuals who are expected to contribute significantly to the success of the Corporation and its affiliates, to incentivize such individuals to perform at the highest level, to strengthen the mutuality of interests between such individuals and the Corporation's shareholders and, in general, to further the best interests of the Corporation and its shareholders.

2. INTERPRETATION

2.1 Definitions. For the purposes of this Plan, the following terms shall have the following meanings and grammatical variations of such terms shall have the corresponding meanings:

(a) "affiliate" has the meaning set out in NI 45-106;

(b) "Amendment Date" means November 13, 2019;

(c) "Blackout Period" means a period when the Participant is prohibited from trading in the Corporation's securities pursuant to securities regulatory requirements or the Corporation's written policies then applicable;

(d) "Board" means the board of directors of the Corporation, unless the Committee has been charged with the responsibility of administering the Plan, in which case all references in this Plan to the Board shall be deemed to be references to the Committee;

(e) "Business Day" means any day, other than a Saturday, Sunday or statutory holiday in the Province of Ontario, on which commercial banks in Toronto, Ontario are open for business;

(f) "Cashless Exercise" has the meaning set out in Section 8.2;

(g) "Canadian Option" means an Option for which the Option Price is stated and payable in Canadian dollars;

(h) "Cause" means, unless otherwise specified in the Participant's written employment agreement (in which case the definition set forth therein shall apply for the purposes of this Plan):

(i) the willful failure of the Participant to properly carry out the Participant's duties or to comply with the rules and policies of the Corporation or any reasonable instruction or directive of the Board or an officer of the Corporation, that is not D - 1 cured, if curable, to the reasonable satisfaction of the Board, within ten days after the Board or its designee gives written notice thereof to the Participant;

(ii) the Participant acting dishonestly or fraudulently, or the willful misconduct of the Participant, in the course of the Participant's employment, in each case resulting in adverse consequences to the Corporation, which in the case of willful misconduct only, is not cured, if curable to the reasonable satisfaction of the Board, within ten days after the Board or its designee gives written notice thereof to the Participant;

(iii) the conviction of the Participant for, or a guilty plea by the Participant to, any criminal offence punishable by imprisonment that may reasonably be considered to be likely to adversely affect the Corporation or any affiliate of the Corporation or the suitability of the Participant to perform the Participant's duties, including, without limitation, any offence involving fraud, theft, embezzlement, forgery, willful misappropriation of funds or property, or other fraudulent or dishonest acts;

(iv) the failure by the Participant to fully comply with and perform the Participant's fiduciary duties; or

(v) other act, event or circumstance which would constitute just cause at law for termination of the Participant's employment;

(i) "Change of Control" means:

(i) any person (other than any company owned, directly or indirectly, by the shareholders of the Corporation in substantially the same proportions as their ownership of Shares of the Corporation) becoming the beneficial owner of, or obtaining voting direction and control over, directly or indirectly, more than 50% of the combined voting power of the Corporation's then outstanding securities;

(ii) the consummation of a merger or consolidation of the Corporation or any direct or indirect subsidiary of the Corporation with any other corporation, other than a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or any parent thereof) more than 20% of the combined voting power or the total fair market value of the securities of the Corporation or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation; provided, however, that a merger or consolidation effected to implement a recapitalization of the Corporation (or similar transaction) in which no person acquires more than 50% of the combined voting power of the Corporation's then outstanding securities shall not constitute a Change in Control of the Corporation; or

(iii) a complete liquidation or dissolution of the Corporation or the consummation of any sale, lease, exchange or other transfer (in one transaction or a series of transactions) of all or substantially all of the assets of the Corporation; other than such liquidation, sale or disposition to a person or persons who beneficially own, directly or indirectly, more than 20% of the combined voting power of the outstanding voting securities of the Corporation at the time of the sale.

(j) "Committee" means the Human Resources and Corporate Governance Committee of the Board, as constituted from time to time, or such other committee as may be designated by the Board;

(k) "Consultant" means a "consultant" (as defined in NI 45-106) of the Corporation or any of its affiliates;

(l) "Corporation" means Points International Ltd. and includes any successor corporation thereto;

(m) "Date of Grant" means, for any Option, the date specified by the Board at the time it grants the Option (which cannot be earlier than the date on which the Option was granted) or, if no such date is specified, the date on which the Option was granted;

(n) "Director" means a director of the Corporation or of any of its affiliates;

(o) "Disability" means, unless otherwise specified in the Participant's written employment agreement (in which case the definition set forth therein shall apply for the purposes of this Plan), the inability of the Participant to perform substantially all his or her duties as an Employee or Director by virtue of illness, accident, injury, physical or mental incapacity or any other disability (from any cause or causes whatsoever) in substantially the manner and to the extent required under the terms of his or her employment or service for a period or periods aggregating at least 180 days (whether or not consecutive) during any 12 consecutive calendar month period;

(p) "Eligible Person" means (i) prior to the Amendment Date, any Director, Employee or Consultant and (ii) thereafter, any Employee (including, for certainty, any Employee that is also a Director) or Consultant;

(q) "Employee" means an employee of the Corporation or of any of its affiliates and includes officers of the Corporation or of any of its affiliates;

(r) "Exercise Notice" has the meaning set out in Section 8.1;

(s) "Exercise Period" means the period of time during which an Option granted under this Plan may be exercised (provided, however, that, subject to Section 5.3, the Exercise Period may not exceed 10 years from the relevant Date of Grant);

(t) "Holder" means the holder of an Option, whether the original Participant or a Permitted Assign of that Participant;

(u) "Insider" has the meaning set out in the TSX Company Manual;

(v) "Market Price" at any date means the volume weighted average price of a Share on the Principal Exchange for the five consecutive trading days immediately preceding such date. The Market Price so determined may be in Canadian dollars or U.S. dollars. The Market Price of a Share for a Canadian Option shall be either (a) such Market Price as determined above, if in Canadian dollars, or (b) such Market Price as determined above converted into Canadian dollars at the noon rate of exchange of the Bank of Canada on the Date of Grant, if in U.S. dollars. Similarly, the Market Price of a Share for a U.S.

Option shall be either (a) such Market Price as determined above, if in U.S. dollars, or (b) such Market Price as determined above converted into U.S. dollars at the noon rate of exchange of the Bank of Canada on the Business Day immediately preceding the Date of Grant, if in Canadian dollars. If on such date there is not a noon rate of exchange of the Bank of Canada, then the Market Price of a Share covered by a Canadian Option and the Market Price of a Share covered by a U.S. Option shall be determined as provided above on the first day immediately preceding the Date of Grant for which there was such a noon rate of exchange. The Market Price of a Share shall be rounded up to the nearest whole cent. In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price with respect to a Share shall be the fair market value of a Share as determined by the Board, in its discretion;

(w) "NI 45-106" means National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators, as amended from time to time, or such other successor and/or additional regulatory rules, instruments or policies from time to time of Canadian provincial securities regulatory authorities which may govern the trades of securities pursuant to this Plan;

(x) "Option" means an option to purchase Shares granted to an Eligible Person under this Plan;

(y) "Option Document" means an agreement, certificate or other type of form of document or documentation approved by the Board which sets forth the terms and conditions of an Option; such document or documentation may be in written, electronic or other media, may be limited to a notation on the books and records of the Corporation and, unless the Board requires otherwise, need not be signed by a representative of the Corporation or the Participant;

(z) "Option Price" means the price per share at which Shares may be purchased under such Option, as the same may be adjusted from time to time in accordance with Section 10;

(aa) "Participant" means an Eligible Person to whom an Option has been granted and who continues to hold such Option;

(bb) "Permitted Assign" has the meaning set out in NI 45-106;

(cc) "person" includes any individual, firm, partnership, syndicate, association, trust, trustee, executor, legal personal representative, government, governmental body or agency, corporation or other incorporated or unincorporated entity;

(dd) "Plan" means this Points International Ltd. Stock Option Plan, as the same may be amended, restated or varied from time to time;

(ee) "Principal Exchange" means the TSX or, if the Board in its discretion so determines, another stock exchange on which the Shares are, at the relevant time, listed or quoted for trading;

(ff) "Prior Plan" means the stock option plan of the Corporation last approved by shareholders on October 20, 2010, as amended by the Board on May 3, 2011;

(gg) "security based compensation arrangements" has the meaning set out in the TSX Company Manual;

(hh) "Shares" means the common shares of the Corporation;

(ii) "subsidiary" has the meaning set out in NI 45-106;

(jj) "Termination Date" means, in the case of any Participant whose employment or service is terminated, the date on which such Participant actually ceases to be employed or perform services for the Corporation or any affiliate, and, in the case of an Employee Participant, without regard to (i) whether such Employee Participant continues thereafter to receive any payment from the Corporation or such affiliate, as the case may be, in respect of the termination of such Employee Participant's employment, including without limitation any continuation of salary or other compensation in lieu of notice of such termination, or (ii) whether such Employee Participant is entitled or claims to be entitled at law to greater notice of such termination or greater compensation in lieu thereof than has been received by such Employee Participant;

(kk) "TSX" means The Toronto Stock Exchange;

(ll) "TSX Company Manual" means the Company Manual of the TSX, as amended from time to time, including such Staff Notices of the TSX from time to time which may supplement the same;

(mm) "U.S. Option" means an Option for which the Option Price is stated and payable in U.S. dollars; and

(nn) "Withholding Tax Amount" has the meaning set out in Section 8.5.

2.2 Construction. In this Plan, unless otherwise expressly stated or the context otherwise requires:

(a) the division of this Plan into sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan;

(b) the terms "Plan", "this Plan", "the Plan", "hereto", "herein", "hereby", "hereof" and "hereunder" and similar expressions refer to this Plan in its entirety and not to any particular provision hereof;

(c) references to Sections followed by a number or letter refer to the specified Sections of this Plan;

(d) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e) the word "including" is deemed to mean "including without limitation";

(f) whenever the Board is to exercise discretion in the administration of the terms and conditions of this Plan, the term "discretion" means the sole and absolute discretion of the Board or, if applicable, the Committee or any other person to whom the Board has delegated the relevant authority; and

(g) all dollar amounts refer to Canadian dollars, except where otherwise noted.

3. ADMINISTRATION

3.1 Power and Authority. Subject to Sections 3.2 and 3.3, this Plan shall be administered by the Board and the Board has sole and complete authority, in its discretion, to:

(a) determine the individuals (from among the Eligible Persons) to whom Options may be granted;

(b) grant Options in such amounts and, subject to the provisions of this Plan, on such terms and conditions as it determines including:

(i) the time or times at which Options may be granted;

(ii) subject to Section 5.5, the Option Price;

(iii) the time or times when each Option becomes exercisable and, subject to Section 5.3, the duration of the Exercise Period;

(iv) any additional performance-related or other requirements for the exercise of Options;

(v) whether restrictions or limitations are to be imposed on the Shares and the nature of such restrictions or limitations, if any;

(vi) any acceleration of exercisability or waiver of termination regarding any Option, based on such factors as the Board may determine;

(c) determine the nature and extent of any adjustment(s) to be made to Options pursuant to Section 10;

(d) prescribe the form of the instruments relating to the grant, exercise and other terms of Options;

(e) interpret this Plan and adopt, amend and rescind administrative guidelines and other rules and regulations relating to this Plan and any Options granted pursuant to the Plan; and

(f) make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan and regarding any questions arising with respect to any Option granted pursuant to the Plan.

The Board's determinations and actions within its authority under this Plan are final, conclusive and binding on the Corporation and all other persons.

3.2 Delegation to Committee. To the extent permitted by applicable law, the Board may, from time to time, delegate to the Committee all or any of the powers conferred on the Board under this Plan. In such event, the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. Any decision made or action taken by the Committee arising out of or in connection with the administration or interpretation of this Plan is final, conclusive and binding on the Corporation and all other persons.

3.3 Delegation of Authority to Grant Options. Notwithstanding anything contained herein to the contrary, the Board, in its discretion, may, but need not, delegate from time to time to any director or officer of the Corporation or its affiliates some or all of the Board's authority to grant Options under this Plan. Any delegation hereunder shall be subject to the restrictions and limitations that the Board specifies at the time of such delegation of authority and may be rescinded at any time by the Board.

4. SHARES SUBJECT TO PLAN

4.1 Number of Shares. Subject to Section 4.2 and adjustment pursuant to Section 10 and as may otherwise be permitted by applicable law and the applicable rules of each stock exchange on which the Shares are then listed or quoted for trading, the number of Shares available for issuance under the Plan shall not exceed the greater of (i) 1,529,860 and (ii) 10% of the Shares outstanding on any date after March 2, 2016, in each case less the number of Shares subject to options issuable under the Prior Plan and the number of Shares issuable under awards granted under all other security based compensation arrangements of the Corporation. Every three years after the effective date for this Plan set out in Section 13.4, all unallocated Shares under the Plan shall be submitted for approval to the Board and the Shareholders of the Corporation.

4.2 Evergreen. Any Shares that are subject to an Option, an option granted under the Prior Plan, or an award under any other security based compensation arrangement that is exercised, expires, is forfeited, is settled, is cancelled or terminated, and any Shares representing the difference between the number of Shares in respect of which any Option is exercised in accordance with Section 8.2 and the number of Shares required to be issued upon such exercise under that Section, will again become available for grant under this Plan.

4.3 Fractional Shares. No fractional shares may be issued under this Plan. If a Participant would become entitled to a fractional Share upon the exercise of an Option, such Participant shall only have the right to purchase the next lowest whole number of Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

5. GRANT OF OPTIONS

5.1 Eligibility. The Board may, from time to time, in its discretion, subject to the provisions of this Plan, grant Options to Eligible Persons.

5.2 General. Subject to the other provisions of this Section 5, the Board shall determine the number of Shares subject to each Option, the Option Price, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option.

5.3 Term. Unless the Board otherwise determines in its discretion and subject to any accelerated termination in accordance with the terms of this Plan, each Option shall expire on the tenth anniversary of the Date of Grant. Notwithstanding the foregoing, if the term of an Option held by any Participant would otherwise expire during, or within 10 Business Days of the expiration of a Blackout Period applicable to such Participant, then the term of such Option shall be extended to the close of business on the 10th Business Day following the expiration of the Blackout Period.

5.4 Exercise Period. Options will vest and be exercisable in the manner determined by the Board and specified in the applicable Option Document. Once an Option becomes exercisable, it remains exercisable until expiration or termination of the Option, unless otherwise specified by the Board in connection with the grant of such Option. Each Option or instalment may be exercised at any time or from time to time, in whole or in part, for up to the total number of Shares with respect to which it is then exercisable. The Board has the right, in its discretion, to accelerate the date upon which any Option or any instalment of any Option becomes exercisable.

5.5 Option Price. The Option Price for the Shares which are the subject of any Option shall be determined on the Date of Grant and shall not in any circumstances be lower than the Market Price of the Shares on the Date of the Grant of the Option. In the event that the Board passes a resolution to grant an Option during a Blackout Period or within five days of the end of a Blackout Period, the Option Price of such Option shall be no less than the Market Price calculated on the date that is the sixth Business Day after the end of such Blackout Period.

5.6 Additional Limits. Notwithstanding any other provision of this Plan, and Option Document or any agreement relating to Options, no Options shall be granted under this Plan if, together with any other security based compensation arrangement established or maintained by the Corporation, including the Prior Plan, such grant of Options could result, at any time, in:

(a) the aggregate number of Shares issued to Insiders, within any one-year period, exceeding 10% of the issued and outstanding Shares; or

(b) the aggregate number of Shares issuable to Insiders, at any time, exceeding 10% of the issued and outstanding Shares.

5.7 Option Documents. Each Option shall be confirmed by an Option Document which shall incorporate such terms and conditions as the Board, in its discretion, deems consistent with the terms of this Plan. In addition to the foregoing, each Option Document shall provide that upon each exercise of an Option, the Participant (including for the purposes of this Section 5.7 each other person who, pursuant to this Plan, may purchase Shares under an Option granted to an Eligible Person) shall, if so requested by the Corporation, represent and agree in writing that:

(a) the person is, or the Participant was, an Eligible Person and has not been induced to purchase the Shares by expectation of employment or continued employment;

(b) the person is purchasing the Shares pursuant to the exercise of such Option as principal for the Participant's own account (or if such Participant is deceased, for the account of the estate of such deceased Participant) for investment purposes, and not with a view to the distribution or resale thereof to the public;

(c) the person will, prior to and upon any sale or disposition of any of the Shares purchased pursuant to the exercise of such Option, comply with all applicable securities laws and any other federal, provincial or state laws or regulations to the extent that such laws or regulations are applicable to such sale or disposition; and

(d) such Participant (or such other person) will not offer, sell or deliver any of the Shares purchased pursuant to the exercise of such Option, directly or indirectly, in the United States or to any citizen or resident of, or any corporation, partnership or other entity created or organized in or under the laws of, the United States, or any estate or trust, the income of which is subject to United States federal income taxation regardless of its source, except in compliance with United States federal and state securities laws. The Participant acknowledges that the Corporation has the right to place any restriction or legend on any securities issued pursuant to this agreement or this Plan including, but in no way limited to placing a legend to the effect that the securities have not been registered under the Securities Act (1933) of the United States and may not be offered or sold in the United States unless registration or an exemption from registration is available.

In the event of a conflict between the terms of an Option Document and the terms of this Plan, the terms of this Plan shall prevail and the Option Document shall be deemed to have been amended accordingly.

6. TRANSFERABILITY

6.1 An Option is personal to the Participant and is non-assignable and non-transferable. No Option granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Participant, whether voluntarily or by operation of law, otherwise than by testate succession, will or the laws of descent and distribution, and any attempt to do so will cause such Option to terminate and be null and void. During the lifetime of the Participant, an Option shall be exercisable only by the Participant and, upon the death of an Participant, the person to whom the rights shall have passed by testate succession or by the laws of descent and distribution may exercise any Option in accordance with the provisions of Section 7, as applicable.

7. TERMINATION OF EMPLOYMENT OR SERVICES, ETC.

7.1 Termination of Employment. Subject to the discretion of the Board, if the employment of an Employee Participant is terminated due to (i) termination without Cause by the Corporation, (ii) the voluntary resignation or retirement of the Employee Participant, or (iii) the Disability or death of the Employee Participant, all Options held by the Employee Participant that are exercisable at the Termination Date shall continue to be exercisable by the Employee Participant (or the Employee Participant's beneficiary, as the case may be) until the earlier of:

(a) the originally scheduled expiry date for such Options under the applicable Option Document; or

(b) 90 days after the Termination Date.

Unless otherwise determined by the Board in its discretion, any Options held by an Employee Participant that are not exercisable at the Termination Date immediately expire and are automatically cancelled effective on the Termination Date. Any exercisable Option that remains unexercised at the earlier of the periods set out in Sections 7.1(a) or (b) above shall immediately expire and automatically be cancelled at the end of such period.

7.2 Termination of Employment for Cause. Where an Employee Participant's employment is terminated by the Corporation for Cause, any Options held by the Employee Participant, whether or not exercisable at the Termination Date, shall immediately expire and will be automatically cancelled on the Termination Date, unless otherwise determined by the Board in its discretion.

7.3 Termination of Board Service. Subject to the discretion of the Board, if the service of a Director Participant is terminated due to (i) the Director Participant's removal by shareholders, (ii) the voluntary resignation or retirement by the Director Participant; or (iii) the death or Disability of the Director Participant, all Options held by the Director Participant that are exercisable at the Termination Date shall continue to be exercisable by the Director Participant (or the Director Participant's beneficiary, as the case may be) until the earlier of:

(a) the originally scheduled expiry date for such Options under the applicable Option Document; or

(b) 90 days after the Termination Date.

Unless otherwise determined by the Board in its discretion, any Options held by a Director Participant that are not exercisable at the Termination Date immediately expire and are automatically cancelled effective on the Termination Date. Any exercisable Option that remains unexercised at the earlier of the periods set out in Sections 7.3(a) or (b) above shall immediately expire and automatically be cancelled at the end of such period. Notwithstanding the foregoing, in the event a Director Participant is removed from the Board for breach of fiduciary duty or committing a criminal act, any Options held by the Director Participant, whether or not exercisable at the Termination Date, shall immediately expire and will be automatically cancelled on the Termination Date.

7.4 Termination of Consulting Services. Subject to the discretion of the Board, if a Consultant Participant's agreement or arrangement is terminated due to: (i) termination by the Corporation or any of its affiliates subsidiaries for any reason whatsoever other than for breach or default of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Consultant Participant's consulting agreement or arrangement); (ii) voluntary termination by the Consultant Participant; or (iii) the Disability or death of the Consultant Participant, the Options held by the Consultant Participant that are exercisable at the Termination Date continue to be exercisable by the Consultant Participant until the earlier of:

(a) the originally scheduled expiry date for such Options under the applicable Option Document; or

(b) 90 days after the Termination Date.

Unless otherwise determined by the Board in its discretion, any Options held by the Consultant Participant that are not exercisable at the Termination Date immediately expire and are automatically cancelled effective on the Termination Date. Any exercisable Option that remains unexercised at the end of the applicable period set out in Sections 7.4(a) or 7.4(b) above shall immediately expire and automatically be cancelled at the end of such period.

7.5 Termination of Consulting Services for Breach. Where a Consultant Participant's consulting agreement or arrangement is terminated by the Corporation or any of its affiliates for breach of or default under the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Consultant Participant's consulting agreement or arrangement and as determined by the Board in its discretion), then any Options held by the Consultant Participant, whether or not vested or exercisable at the Termination Date, shall immediately expire and are automatically cancelled effective on such Termination Date, unless otherwise determined by the Board in its discretion.

8. EXERCISE OF OPTIONS

8.1 Exercise and Payment. Subject to the provisions of this Plan and the provisions of the applicable Option and Option Document, an Option that has vested and become exercisable in accordance with its terms may be exercised from time to time by the Holder by delivery to the Chief People Officer of the Corporation of a written notice of exercise (the "Exercise Notice") specifying the number of Shares with respect to which the Option is being exercised and accompanied by (i) payment in full of the aggregate Option Price of the Shares to be purchased, or, if applicable, a request set out in the Exercise Notice by the Participant to effect a Cashless Exercise, and, (ii) where required by the Corporation in accordance with Section 8.5, payment in full of the amount of tax the Corporation or affiliate is required to remit as a result of the exercise of the Option. Payment shall be made by certified cheque or by such other means as is acceptable to the Corporation. Upon actual receipt by the Corporation of such Exercise Notice and a certified cheque for, or other acceptable payment of, the aggregate Option Price and any taxes relating thereto, the number of Shares in respect of which the Option is exercised will, within a reasonable period of time, be duly issued as fully paid and non-assessable and the Holder exercising the Option, or such nominee as the Holder shall direct, shall be registered on the books of the Corporation as the holder of the number of Shares so issued and certificates for Shares that have been paid for and issued to a Holder shall be delivered to the Holder.

8.2 Cashless Exercise. In lieu of paying the aggregate Option Price to purchase Shares as set forth in Section 8.1, the Holder may elect to receive, without payment of cash or other consideration except as required by Section 8.5, upon surrender of the applicable portion of a then vested and exercisable Option to the Corporation at the address set out in Section 8.1, a number of Shares determined in accordance with the following formula (a "Cashless Exercise"):

A = B (C - D)/C, where:

A = the number of Shares to be issued to the Holder pursuant to this Section 8.2;

B = the number of Shares otherwise issuable upon the exercise of the Option or portion of the Option being exercised;

C = the Market Price of one Share determined as of the date of delivery of the written Exercise Notice referred to in Section 8.1; and D = the Option Price.

8.3 Unvested Options. Except as expressly provided herein, no unvested Options may be exercised.

8.4 Additional Terms and Conditions. Notwithstanding any of the provisions contained in this Plan or in any Option or Option Document, the Corporation's obligation to issue Shares to a Holder upon the exercise of an Option shall be subject to the following:

(a) completion of such registration or other qualification of such Shares and the receipt of any approvals of governmental authority or stock exchange as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b) the admission of such Shares to listing on any stock exchange(s) or over-the-counter market on which the Shares may then be listed or quoted; and

(c) the receipt from the Holder of such representations, agreements and undertakings, including as to future dealings in such Shares, as the Corporation or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any applicable jurisdiction.

In connection with the foregoing, the Corporation shall, to the extent necessary, take all steps determined by the Board, in its discretion, to be reasonable to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing or quotation of such Shares on any stock exchange(s) on which the Shares are then listed or quoted.

8.5 Taxes. Upon the exercise of an Option, the Holder shall prior to or concurrently with the delivery by the Corporation of any certificates representing Shares issuable pursuant to the exercise of the Option, make arrangements satisfactory to the Corporation regarding payment of any federal, state, provincial, local or other taxes of any kind required by law to be paid in connection with the exercise of the Option. In order to satisfy the Corporation's or affiliates' obligation, if any, to remit an amount to a taxation authority on account of such taxes in respect of the exercise, transfer or other disposition of an Option (the "Withholding Tax Amount"), each of the Corporation and such affiliate shall have the right, at its discretion, to:

(a) retain and withhold amounts from any amount or amounts owing to the Participant or the Holder, whether under this Plan or otherwise;

(b) require the Participant or the Holder to pay to the Corporation the Withholding Tax Amount as a condition of exercise of the Option by a Holder; and/or

(c) withhold from the Shares otherwise deliverable to the Holder on exercise of the Option such number of Shares as have a market value not less than the Withholding Tax Amount and cause such withheld Shares to be sold on the Holder's behalf to fund the Withholding Tax Amount, provided that any proceeds from such sale in excess of the Withholding Tax Amount shall be promptly paid over to the Holder.

Notwithstanding the foregoing, nothing shall preclude the Corporation and the Holder from agreeing to use a combination of the methods described in this Section 8.5 or some other method to fund the Withholding Tax Amount.

9. CHANGE OF CONTROL

9.1 Accelerated Vesting Upon Change of Control. Notwithstanding anything else contained in this Plan, on the occurrence of a Change of Control, the Board may, in its discretion, permit and authorize the accelerated vesting and early exercise of all or any portion of the then outstanding Options in connection with the completion of such Change of Control.

9.2 Payout Upon Change of Control. On the occurrence of a Change of Control where the Board has elected to accelerate the vesting and early exercise of outstanding Options pursuant to Section 10.1, if requested by a Participant, the Corporation will pay each such requesting Participant an amount in cash equal to the whole number of Shares covered by the Participant's Options multiplied by the amount by which the price paid for a Share pursuant to the Change of Control transaction exceeds the Option Price of such Options, net of any withholding taxes and source deductions. The Corporation will pay such amounts contemporaneously with the completion of the Change of Control transaction.

10. ADJUSTMENTS

10.1 If:

(a) a dividend shall be declared upon the Shares or other securities of the Corporation payable in Shares or other securities of the Corporation (other than a dividend that may be paid in cash or Shares at the option of the shareholder);

(b) the outstanding Shares shall be changed into or exchanged for a different number or kind of shares or other securities of the Corporation or of another corporation, whether through an arrangement, plan of arrangement, merger, amalgamation or other similar statutory procedure, or a share recapitalization, subdivision or consolidation or otherwise;

(c) there shall be any change, other than those specified in paragraphs (a) and (b) of this Section 10.1 in the number or kind of outstanding Shares or any shares or other securities into which such Shares shall have been changed or for which they shall have been exchanged; or

(d) there shall be a distribution of assets or shares to shareholders of the Corporation outside of the ordinary course of business, the Board may make appropriate adjustments in the right to purchase granted hereby as may be required to prevent substantial dilution or enlargement of the rights granted to or available for the Participant hereunder. The Board's determination of such adjustments shall be final, binding and conclusive for all purposes.

11. AMENDMENT OR DISCONTINUANCE

11.1 Amendments by the Board. Subject to Section 11.2 and any required regulatory approval, the Board may in its discretion amend, modify or otherwise change this Plan, any Option Document and any outstanding Option granted hereunder, in whole or in part, at any time without notice to or approval by the shareholders of the Corporation (provided that, in the case of any action taken in respect of an outstanding Option, the Participant's consent to such action shall be required unless the Board determines that the action would not materially and adversely affect the rights of such Participant), for any purpose whatsoever. Without limiting the foregoing, the Board is specifically authorized to amend or revise the terms of this Plan or an Option, by passing a resolution of the Board setting out such amendment, without obtaining shareholder approval in the following circumstances:

(a) amendments to the Plan to ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental or regulatory authority or stock exchange;

(b) amendments of a "housekeeping" nature, which include amendments relating to the administration of the Plan or to eliminate any ambiguity or correct or supplement any provision herein which may be incorrect or incompatible with any other provision hereof;

(c) changing the vesting and exercise provisions of the Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the Board's discretion;

(d) changing the termination provisions of the Plan or any Option which, in the case of an Option, does not entail an extension beyond an Option's originally scheduled expiry date for that Option;

(e) changing the provisions on transferability of Options for normal estate settlement purposes;

(f) changing the process by which a Holder who wishes to exercise his or her Option can do so, including the required form of payment for the Shares being purchased, the form of Exercise Notice and the place where such payments and notices must be delivered; and

(g) adding a conditional exercise feature which would give Participants the ability to conditionally exercise in certain circumstances determined by the Board in its discretion, at any time up to a date determined by the Board in its discretion, all or a portion of those Options granted to such Participants which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Board has determined shall be immediately vested and exercisable in such circumstances.

11.2 Amendments Requiring Shareholder Approval. Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the shareholders of the Corporation under any applicable securities laws or requirements of any stock exchange shall become effective until such approval is obtained. The approval of a majority of the shareholders of the Corporation present in person or by proxy and entitled to vote at a meeting of shareholders shall be required for the following matters, to the extent required by applicable securities laws and regulatory requirements of any stock exchange:

(a) any amendment to the provisions of Section 11.1 which is not an amendment within the nature of Section 11.1(a) or Section 11.1(b);

(b) any amendment to increase the number of Shares available for issuance under the Plan as set out in Section 4 (other than pursuant to Section 10.1);

(c) any reduction in the Option Price of an outstanding Option (including a cancellation and re-grant of an Option, constituting a reduction of the Option Price of an Option) or extension of the period during which an Option may be exercised;

(d) any amendment to remove or exceed the limitations prescribed by Section 5.6 of the Plan;

(e) any amendment to expand the eligibility criteria under the Plan; and

(f) any amendment to the provisions of this Plan that would permit Options to be transferred or assigned other than for normal estate settlement purposes,

in each case, unless the change results from the application of Section 10.

11.3 Shareholder Approval. The shareholders' approval of an amendment, if required pursuant to Section 11.2, shall be given by the approval of a majority of the shareholders of the Corporation present in person or by proxy and entitled to vote at a duly called meeting of the shareholders and shall, if and only to the extent required under applicable securities laws and regulatory requirements of any stock exchange, exclude the votes cast by Insiders of the Corporation. Options may be granted under the Plan prior to the approval of the amendment, provided that no Shares may be issued pursuant to the amended terms of the Plan until the requisite shareholders' approval of the amendment has been obtained.

11.4 Discontinuance. The Board may suspend, discontinue or terminate this Plan at any time provided that such termination shall not alter the terms or conditions of an Option or impair any right of any Participant pursuant to any Option awarded prior to the date of such termination and notwithstanding such termination, such Options shall continue to be governed by the provisions of this Plan, which shall survive the termination for such purpose.

12. COMPLIANCE WITH LEGISLATION

12.1 Regulatory Compliance. This Plan, the grant and exercise of Options hereunder and the Corporation's obligation to sell and deliver Shares upon the exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obliged by any provision of this Plan or the grant of any Option hereunder to issue or sell Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Shares issued or sold hereunder where such grant, issue or sale would require registration of this Plan or of Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Shares hereunder in violation of this provision shall be void. Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws. In particular, if Options are granted to any resident or citizen of the United States, the Board and the Corporation will use their best efforts to ensure that all matters pertaining to such Options shall be made in compliance with applicable United States securities laws.

12.2 No Obligations to Issue Shares if Non-Compliance. The issue and sale of Shares pursuant to any Option granted under this Plan is specially conditioned on such issue and sale being made in compliance with applicable securities laws, and the Corporation shall have no obligation to issue or sell any Shares pursuant to the exercise of any Option unless the Board determines in its sole discretion that such issue and sale will be made in compliance with applicable securities laws. The Corporation will be entitled to take such action as it deems necessary to restrict the transferability in the United States of any Shares acquired on exercise of any Option.

13. MISCELLANEOUS

13.1 No Rights of Shareholders. A Participant shall not have any of the rights and privileges of a shareholder of the Corporation in respect of any of the Shares purchasable upon the exercise of any Option, unless and until such Option has been exercised in accordance with the terms of this Plan (including tendering payment in full of the aggregate Option Price for the Shares and any other amounts payable pursuant to Section 8.5 in respect of which the Option is being exercised) and the Corporation has issued such Shares to the Holder.

13.2 No Additional Rights Offered. Participation in this Plan is entirely voluntary and not obligatory and shall not confer, nor shall any Option or Option Document be interpreted as conferring, upon any Employee or Director Participant any right to continue in the employ of or as director of the Corporation or any of its affiliates or affect in any way the right of the Corporation or any such affiliate to terminate his or her employment or directorship, as appropriate, at any time; nor shall anything in this Plan or any Option Document be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any of its affiliates to extend the employment or directorship of any Participant beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any of its affiliates or any present or future retirement policy of the Corporation or any of its affiliates, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract with the Corporation or any of its affiliates. Nothing in this Plan or any Option shall confer on any Consultant any right to continue to provide services to the Corporation or any of its subsidiaries or affect in any way the right of the Corporation or any of its affiliates to terminate at any time any agreement or contract with such Consultant; nor shall anything in this Plan or any Option be deemed to be or construed as an agreement, or an expression of intent, on the part of the Corporation or the affiliate to extend the time for the provision of services beyond the time specified in the contract with the Corporation or such affiliate.

13.3 Governing Law. This Plan and all Option Documents entered into pursuant to this Plan shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province.

13.4 Effective Date. The Effective Date of this Plan is May 5, 2016.